Exhibit 99.1

Draganfly Secures Second Major Order from Fortune 50 Telecommunications Company to Expand NDAA-Compliant Heavy Lift Drone Fleet

Tampa Bay, Florida – November 13, 2025, Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced a second purchase order (“PO”) from a Fortune 50 telecommunications company. Under this agreement, Draganfly will deliver multiple units of its Commander 3XL platform integrated with Unmanned Systems & Solutions Inc. (“USaS”) LEAP® tether system. This order marks a major expansion and standardization of the customer’s National Defense Authorization Act (NDAA)-compliant drone fleet for emergency management and post-disaster telecommunication support.

The order leverages Draganfly’s NDAA multi-mission Commander 3XL drone combined with USaS’s proven tethered-power and communications infrastructure to enable persistent aerial operations. The LEAP® tethered system provides continuous power and high-bandwidth data connectivity, significantly extending mission endurance and enhancing operational resilience. Together, these technologies create a robust solution for critical-mission environments such as emergency response, telecommunications infrastructure restoration, and first-responder support in disrupted environments.

“This second order validates the performance and reliability of Draganfly’s NDAA-compliant Drone Systems for disaster recovery, logistics, and communications support,” said Cameron Chell, President and CEO of Draganfly. “By integrating USaS’s tether technology, we’re able to deliver a solution that provides continuous flight capability for missions demanding persistent coverage and secure communication links.”

Paul Corry, Chief Executive Officer of USaS, said, “Our LEAP® tethered system was built for agencies and operators who require extended-duration aerial assets. Partnering with Draganfly allows us to bring this capability to a proven, mission-ready platform and expand the impact of tethered operations in both emergency response and communications maintenance.”

This collaboration underscores Draganfly’s long history of integrating specialized technologies to enhance mission performance across public safety, infrastructure, and industrial sectors. It reinforces the Company’s commitment to adaptable, interoperable solutions designed to meet the complex operational demands of its customers.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

About Unmanned Systems & Solutions Inc. (USaS)

Unmanned Systems & Solutions Inc. designs and manufactures the LEAP® tethered unmanned aerial system, engineered for long-endurance missions, secure data transmission, and continuous airborne operations. Built for applications including communications infrastructure, surveillance, inspection, and public-safety support, the LEAP® platform enables payloads to remain aloft for extended periods with reliable power and data connectivity.

●	CSE
●	NASDAQ
●	FRANKFURT

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell
Chief Executive Officer
(306) 955-9907
info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the integration of Draganfly’s Drone with USaS’s tethered technology creating a robust solution for critical-mission environments such as emergency response, telecommunications infrastructure restoration, and first-responder support in disrupted environments. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.